

August 23, 2011

Via E-Mail
Jonathan Hoak
Senior VP and General Counsel
Flextronics International, LTD.
No. 2 Changi South Lane
Singapore 486123

> **Re: Flextronics International, LTD.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 000-23354**

Dear Mr. Hoak:

We have reviewed your letter dated August 10, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 2, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 15. Exhibits and Financial Statement Schedules

Note 7. Commitments and Contingencies, page 87

1.   We note your revised disclosure provided in response to prior comment 4. Please revise your disclosures further in future filings to refer to "probable" and/or "reasonably possible" losses instead of "possible losses" to be consistent with terminology of ASC 450. In this regard, please note that your use of the term "possible" is confusing as it appears to imply a fourth criteria in ASC 450 that does not exist in the range of probable, reasonably possible or remote. Please provide the proposed revised disclosures that you intend to include in future filings.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief